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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

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1.   Name and Address of Reporting Person*

     Westfall                        Carol
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   (Last)                           (First)             (Middle)

     501 Lake Avenue
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                                    (Street)

     St. Louis                         MO                63119
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Cross Country, Inc. (CCRN)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

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4.   Statement for Month/Year

     August 2002
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     President, Search and Recruitment Division
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                          4.                          5.             6.
                                                          Securities Acquired (A)     Amount of      Owner-
                                             3.           or Disposed of (D)          Securities     ship
                                             Trans-       (Instr. 3, 4 and 5)         Benefi-        Form:       7.
                               2.            action       -----------------------     cially         Direct      Nature of
1.                             Transaction   Code                                     Owned at End   (D) or      Indirect
Title of Security              Date          (Instr. 8)              (A)              of Month       Indirect    Beneficial
(Instr. 3)                     (Month/       ----------              or               (Instr. 3      (I)         Ownership
                               Day/Year)     Code  V      Amount     (D)   Price      and 4)         (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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Common Stock                   8/20/02       X            4,400      A     7.75       12,884         D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

                                                                      (Over)
                                                             SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Employee            Exercise  8/20/02   X             4,400  (1)     12/16/09  Common    4,400   7.75     29,247(2)  D
Stock                                                                          Stock
Option
(right to
buy)
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====================================================================================================================================

Explanation of Responses:

1 The option is subject to the vesting schedule set forth in the Amended and Restated Cross Country, Inc. 1999 Stock Option Plan. The option is immediately exercisable as to 7,252 shares. The option will be exercisable as 10,877 shares as of December 16, 2002 and 14,503 shares as of December 16, 2003. After this transaction, the option is immediately exercisable as to 2,852 and will be exercisable as to 6,477 shares as of December 16, 2002 and 10,103 shares as of December 16, 2003.

2 10,103 shares were granted pursuant to the Amended and Restated Cross Country, Inc. 1999 Stock Option Plan as set forth in footnote number 1 (above). The additional 19,144 shares were awarded pursuant to the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan. Pursuant to the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan, the option is immediately exercisable as to 11,965 shares and will be exercisable as to 14,358 shares as of December 16, 2002, 16,751 shares as of June 16, 2003 and 19,144 shares as of December 16, 2003. Pursuant to the Amended Restated Cross Country, Inc. 1999 Equity Participation Plan, the first tranche of 3,426 shares will be exercisable at $7.75 per share, the second tranche of 6,449 shares will be exercisable at $11.62 per share, the third tranche of 6,449 shares will be exercisable at $15.50 per share, the fourth tranche of 1,411 shares will be exercisable at $19.37 per share and the remaining tranche of 1,409 shares will be exercisable at $23.25 per share.





     /s/ Carol Westfall                                 8/20/02
---------------------------------------------           -----------------------
    **Signature of Reporting Person                              Date
         Carol Westfall

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


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